Filed by Banco Santander, S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

Banco Santander (México), S.A., Institución de Banca Múltiple,

Grupo Financiero Santander México

(Commission File No.: Registration No. 000-55899)

Banco Santander, S.A. (“Banco Santander” or the “Bank”), in compliance with the Securities Market legislation, hereby communicates the following:

RELEVANT INFORMATION

Banco Santander hereby advises that today, Friday 12th April 2019, a presentation will take place to analysts through a conference call at 8:30 am hours (Madrid time) regarding the Bank’s intention to make an offer to acquire all shares of Banco Santander (Mexico), S.A. (“Santander Mexico”) not already held by the Santander Group, representing up to approximately 25% of Santander Mexico’s share capital.

The presentation to analysts can be followed via the telephone number UK Dial-In Number: +442071943759; Spain Dial-In Number: +34911140101. Direct Event passcode: 92114358#

Likewise, this presentation to analysts will be made public prior to its commencement via its notification to the CNMV and publication on the aforementioned corporate website.

Boadilla del Monte (Madrid), 12 April 2019

Banco Santander, S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013